Exhibit 99.1

press release

ArcelorMittal publishes 2021 integrated annual review

29 April 2022, 19:45 CET

ArcelorMittal (‘the Company’) has today published its 2021 integrated annual review, ‘Smarter steels for people and planet’.

The review, which can be accessed at https://corporate.arcelormittal.com/corporate-library/reporting-hub/integrated-annual-review-2021, underpins the Company’s commitment to transparent reporting. It has been produced to reflect the guiding principles of the Value Reporting Foundation and in-line with the Global Reporting Index (GRI) Sustainability Reporting Standards, the United Nations Global Compact, and the European Union’s Directive 2014/95/EU on non-financial reporting.

Our Integrated Annual Review is a central element in our commitment to engage stakeholders and communicate our financial and non-financial performance. It provides an overview of the Company’s performance in 2021, outlines progress against its strategic priorities, and details its short- and long-term plans.

Commenting, Aditya Mittal, CEO, ArcelorMittal, said:

“Steel has an important role to play in the transition to circular, low-carbon world. As the world’s leading steelmaker, we understand that true leadership carries deep responsibility. As our 2021 integrated annual review shows, this responsibility has taken many forms over the past year:

“Our responsibility towards our 26,000 colleagues who work at ArcelorMittal’s plant in Kryvyi Rih in Ukraine, where we have given financial support, matched employee donations and provided accommodation to those who have fled the country.

“Our responsibility to the health and safety of our 158,000 employees. After extremely disappointing safety results in 2021, we have taken action to strengthen safety culture across the whole business. I have invested a considerable amount of time in understanding why we can achieve excellent safety results at some plants but not others. We have now completed a comprehensive review of our efforts to improve performance and have started 2022 with a refreshed company-wide commitment to put this into action across our entire operations. We have also taken steps to improve diversity and inclusion across ArcelorMittal and made a commitment to double the number of women in senior leadership roles to 25% by 2030.

“Our responsibility to the environment, including the need to decarbonise our business. Our ambition is to lead the decarbonisation of the steel industry and, in 2021, we announced new CO2e reduction targets and $5.6 billion worth of decarbonisation projects in Canada, Spain, Belgium and France.

“Our responsibility towards the communities in which we operate and to ensuring a ‘Just Transition’ to a lower carbon economy. We are committed to creating economic and social value through employment, procurement, taxation and sustainable development initiatives.

“Finally, we have a responsibility to grow our business and generate sustainable returns for our investors. To achieve this, we are making investments that deliver high returns, improve our product portfolio, capture growth in emerging economies and align with our 2050 net zero targets. These projects – and our strong financial results in 2021 – support consistent returns to our shareholders.

“ArcelorMittal is a stronger company today than at any point in its history. We have a unique mix of assets in both developed and emerging markets, established plans to continue growing our business, and the financial resources, people and technology expertise required to be successful – and to lead our industry – for decades to come.”

Lakshmi Mittal, Executive Chairman, ArcelorMittal, added:

“Our integrated annual review aims to give all of our stakeholders a clear understanding of how ArcelorMittal is managing its business in an integrated way to achieve our purpose of providing smarter steels for people and planet.

“With global steel demand expected to increase from 1.9 billion tonnes today to 2.6 billion tonnes by 2050, ArcelorMittal has a vital role to play in creating sustainable and high-quality steels to meet this growth. This includes providing the material needed by emerging economies as they develop and for the construction of the clean energy systems required for a net zero future.

“After 15 years as the world’s leading steel company, we understand that our ability to retain this leadership position will depend not only on our financial performance but also our social and environmental performance – in particular our ability to decarbonise. We made good progress in this regard in 2021, including setting new 2030 targets for the group and announcing important decarbonisation projects in Europe and Canada.

“Ultimately it is our people that drive our success. The team is always more powerful than the individual and what we have achieved together is testament to the knowledge, experience, energy and enthusiasm of our people – working hard every day to produce smarter steels for people and planet.”

Key highlights in the review include:

•
Support for 26,000 ArcelorMittal employees and the local community at the company’s plant in Kryvyi Rih, in Ukraine. This includes donations, a group-wide matched funding initiative and providing accommodation for those who have fled the country.

•
Actions taken to improve health and safety across the group and strengthen safety culture. We have completed a comprehensive review of our efforts to improve performance, strengthened safety strategy and governance and have started 2022 with a refreshed company-wide commitment to put this into action at every single plant and mine.

•
The Company’s decarbonisation and sustainability leadership, including a clear roadmap for achieving the Company’s medium-term 2030 CO2e targets, the launch of new XCarb™ products supporting customers with their own plans to reduce carbon emissions, and updates on the decarbonisation projects worth $5.6 billion in France, Spain, Belgium, Canada, being developed and deployed.

•
Investment commitments totalling $180 million from the Company’s XCarb™ innovation fund, launched in 2021, to foster the development of technologies that will support decarbonisation across the steel value chain.

•
Details of our strategic growth initiatives which focus on opportunities that deliver high returns, improve our product portfolio, capture growth in emerging markets and align with our target of being net zero by 2050.

•
Significant progress towards meeting steel and mining certification and accreditation standards to ensure stakeholders that our steel is produced responsibly. In 2021, 10 ArcelorMittal sites in Europe and Brazil achieved ResponsibleSteel™ site certification, with further roll-out planned in 2022. The Company’s mining operations in Brazil, Canada, Liberia and Mexico have started the Initiative for Responsible Mining Assurance (IRMA) self-certification process and are working towards achieving the first level of the certification pathway by 2025.

•	Insight into how the Company is managing its broader environmental impact, including $565 million of investment allocated to 40 projects with environmental benefits.

•
$270 million of R&D investment in 2021, which supported the launch of 24 new products and solutions to accelerate sustainable lifestyles and 27 new products and solutions to support sustainable construction, infrastructure and energy generation.

•	Continued focus on diversity and inclusion and a commitment to double the number of senior leadership positions held by women to at least 25% by 2030.

•
Our contribution to creating economic and social value in 2021 – including an estimated direct economic contribution of $68 billion, a total tax contribution of $5.7 billion, and a community investment spend of $10.2 million.

ENDS
About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com